Afya Limited Announces First-Quarter 2024 Financial Results

Solid Organic Growth

Impressive Adjusted EBITDA Margin Expansion

Robust EPS Expansion

Nova Lima, Brazil, May 9, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today financial and operating results for the three-month period ended March 31, 2024 (first quarter 2024). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2024 Highlights

▪	1Q24 Net Revenue increased 13.3% YoY to R$804.2 million.
▪	1Q24 Adjusted EBITDA increased 20.5% YoY reaching R$397.9 million, with an Adjusted EBITDA Margin of 49.5%. Adjusted EBITDA Margin increased 300 bps YoY.
▪	1Q24 Net Income increased 76.9% YoY, reaching R$208.3 million, and Adjusted Net Income increased 50.8% YoY, reaching R$251.0 million. With an adjusted EPS growth of 54.4% in the same period.
▪	Operating Cash Conversion ratio of 110.1%, with a solid cash position of R$ 611.1 million.
▪	~334 thousand physicians and medical students in Afya’s ecosystem.

Table 1: Financial Highlights [1]
	For the three months period ended March 31,
(in thousand of R$)	2024	2023	% Chg
(a) Net Revenue	804,239	709,961	13.3%
(b) Adjusted EBITDA [2]	397,853	330,211	20.5%
(c) = (b)/(a) Adjusted EBITDA Margin	49.5%	46.5%	300 bps
Net income	208,299	117,772	76.9%
Adjusted Net income	250,966	166,377	50.8%
(1) No acquisitions were made during the period under review, therefore not affecting the comparable period.
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

It is with much satisfaction that I can proudly present another quarter of great operational and financial performance for Afya. Once again, we have proven the resilience of our business, the successful execution of our strategy, the commitment of our team members, and the consistency of our business model. This quarter was marked by Gross margin expansion within our three segments and Adjusted EBITDA margin in our consolidated figures, combined with solid cash generation, and robust EPS growth, showing our consistent business expansion.

Great part of our margin expansion came from the complete integration of UNIMA and Afya Jaboatão, alongside the ramp up of the four Mais Médicos campuses that started operation in 3Q22 and the operational restructuring efforts in Continuing Education and Medical Practice Solutions segments. Our idea was to integrate all the services related to the physician continuing education into one structure, so we could extract more synergies and boost our growth.

We are also excited to expand our offering in the Undergrad business with the signing of the acquisition of Unidompedro and Faculdade Dom Luiz, this acquisition will contribute with 300 operating medical seats to Afya, in Salvador capital of Bahia and the fifth-largest city in Brazil in population size. Unidompedro will be Afya´s 4th medical school in Bahia and will serve as an strategic hub for all other medical campuses in the State, besides all the synergies that we can extract from our Continuing Education campus in Salvador.

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With another round of high and sustainable growth, our mission remains solid as ever: to provide an ecosystem that integrates education and digital solutions for the entire medical journey, enhancing the development, updating, assertiveness, and productivity of health professionals. We are very proud of our business and of what we have achieved so far, as well as excited about what we are planning.

1.	Key Events in the Quarter:
▪	On January 24, 2024 the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi), in the city of Guanambi, located in the state of Bahia, which will result in an additional payment of R$49.6 million. With the authorization, Afya reaches 100 medical seats on this campus, and 3,203 total approved seats.

▪	To enhance synergies between Afya’s Content and Technology for Medical Education and Specialization Courses for Physicians, Afya has restructured its structure so that all products and services related to medical education, excluding medical undergraduate courses, are now managed in the same segment. Effective from the first quarter of 2024, entities previously accounted for as Content and Technology for Medical Education (Medcel, Além da Medicina, CardioPapers, and Medical Harbour) within Digital Services are now accounted for in the Continuing Education Segment. Simultaneously, the segment formerly known as Digital Services has been renamed Medical Practice Solutions. Due to changes in operating segments, the segment information as of December 31, 2023 and for the three-month period ended March 31, 2023 have been retroactively adjusted for comparison purposes.

2.	Subsequent Event

▪  On, May 2nd 2024, Afya announced that it has entered in a share purchase agreement for the acquisition of 100% of the total share capital of Unidom Participações S.A. (“Unidom”) which encompasses Unidompedro and Faculdade Dom Luiz, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal. The acquisition will add 300 operational medical school seats to Afya in Salvador, one of Brazil's largest cities. The aggregate purchase price (enterprise value) is R$ 660.0 million, the Net Debt will be deducted at the closing date and it will be paid as follows: R$ 347.8 million will be paid in cash at the closing date and R$ 312.2 million will be paid in up to 10 annual installments of R$31.2 million, adjusted by the CDI (Interbank Certificate of Deposit) rate. Afya expects an EV/EBITDA 4.2x at maturity and post synergies (2027). With the acquisition, Afya will achieve 3,503 total approved seats.

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3.	2024 Guidance

The Company is reaffirming its guidance for 2024, which considers the successfully concluded acceptances of new students for the first semester of 2024. The guidance for 2024 is defined in the following table:

Guidance for 2024
Net Revenue [1]	R$ 3,150 mn ≤ ∆ ≤ R$ 3,250 mn
Adjusted EBITDA	R$ 1,300 mn ≤ ∆ ≤ R$ 1,400 mn
CAPEX [2]	R$ 220 mn ≤ ∆ ≤ R$ 260 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance, notably, the Unidompedro acquisition was not included in the guidance provided
(2) The 2024 Capex guidance does not encompass the earn-out payment in the amount of R$49.6 million related to the 40-seat increase at Faculdades Integradas Padrão (FIPGuanambi).

4.	1Q24 Overview

Segment Information

The Company has three reportable segments as follows:

Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content, and

Medical Practice solutions which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Three months period ended March 31,
	2024	2023	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,203	3,163	1.3%
Operating Seats [1]	3,153	3,113	1.3%
Total Students (end of period)	22,609	20,822	8.6%
Average Total Students	22,609	20,822	8.6%
Net Revenue (Total - R$ '000)	610,721	528,830	15.5%
Medical School Net Avg. Ticket (R$/month)	9,004	8,466	6.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	24,881	21,660	14.9%
Average Total Students	24,881	21,660	14.9%
Net Revenue (Total - R$ '000)	53,470	52,013	2.8%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	28,563	25,043	14.1%
Average Total Students	28,563	25,043	14.1%
Net Revenue (Total - R$ '000)	40,328	40,133	0.5%
Total Net Revenue
Net Revenue (Total - R$ '000)	704,519	620,976	13.5%
(1) The difference between approved and operating seats is 'Cametá'. A campus for which we already have the license but haven't started operations.

Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Three months period ended March 31,
	2024	2023	% Chg
Continuing Education [1]
Total Studends (end of period)
ResidencyJourney - Business to Physicians B2P [2]	14,693	9,061	62.2%
Graduate Journey - Business to Physicians B2P	13,275	11,857	12.0%
Other Courses - B2P and Business to Business Offerings	21,074	14,598	44.4%
Total Students (end of period)	49,042	35,516	38.1%
Net Revenue (R$ '000)
Business to Physicians - B2P	60,538	53,192	13.8%
Business to Business - B2B	4,877	5,019	-2.8%
Total Net Revenue	65,415	58,212	12.4%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' which had been reported in 'Digital Services' table, has been reclassified to 'Continuing Education'

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Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Three months period ended March 31,
	2024	2023	% Chg
Medical Practice Solutions [1]
Active Payers (end of period)
Clinical Decision	159,183	143,832	10.7%
Clinical Management	31,806	26,621	19.5%
Total Active Payers (end of period)	190,989	170,453	12.0%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU) - Digital Services [2]	262,717	263,344	-0.2%
Net Revenue (R$ '000)
Business to Physicians - B2P	31,726	28,371	11.8%
Business to Business - B2B	4,847	5,168	-6.2%
Total Net Revenue	36,573	33,540	9.0%
(1) The figure above does not contemplate intercompany transactions
(2) 'Content & Technology for Medical Education' is now being reported in Continuing Education table

Key Operational Drivers – Physicians and Medical Students Ecosystem

Physicians and Medical Students Ecosystem represents the total number of medical students and physicians in that are positively impacted by Afya. For the first quarter of 2024, Afya’s ecosystem reached 334,368 users, in line with the same period of the prior year, accounting for around 41% of all medical students and physicians in Brazil.

Table 5: Key Revenue Drivers	Three months period ended March 31,
	2024	2023	% Chg
Physicians and Medical Students positively impacted by Afya [1]
Undergrad (Total Medical School Students - End of Period)	22,609	20,822	8.6%
Continuing Education (Total Students - End of Period)	49,042	35,516	38.1%
Medical Practice Solutions (Monthly Active Users)	262,717	263,344	-0.2%
Ecosystem Outreach	334,368	319,682	4.6%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the period.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments; and (iii) Além da Medicina and Cardiopapers revenues, which are sold in the last and first quarter of the year due to the timeline of exams and recognized mainly over time.

Medical Practice Solutions are comprised mainly of Pebmed and iClinic revenues, which do not have significant fluctuation regarding seasonality.

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Revenue

Net Revenue for the first quarter of 2024 was R$804.2 million, an increase of 13.3% over the same period of the prior year, mainly due to higher tickets in Medicine courses by 6.4%, maturation of medical seats, the 40 seats expansion in Guanambi campus, the Continuing Education intake performance and Medical Practice Solutions execution.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended March 31,
	2024	2023	% Chg
Net Revenue Mix
Undergrad	704,519	620,976	13.5%
Continuing Education	65,415	58,212	12.4%
Medical Practice Solutions	36,573	33,540	9.0%
Inter-segment transactions	- 2,268	- 2,767	-18.0%
Total Reported Net Revenue	804,239	709,961	13.3%
(1) No acquisitions were made during the period under review, therefore not affecting the comparable period.
(1) See more information on "Non-GAAP Financial Measures" (Item 08).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended March 31, 2024, increased 20.5% to R$397.9 million, up from R$330.2 million in the same period of the prior year, and the Adjusted EBITDA Margin increased 300 basis points to 49.5%. The Adjusted EBITDA Margin expansion is mainly due to the following: (a) gross margin expansion within the three segments; (b) completion of UNIMA and Afya Jaboatão integration process in November 2023; (c) the ramp up of the four Mais Médicos campuses that started operation in 3Q22; (d) operational restructuring efforts in Continuing Education and Medical Practice Solutions segments; and (e) More efficiency in Selling, General and Administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended March 31,
	2024	2023	% Chg
Net income	208,299	117,772	76.9%
Net financial result	74,366	96,552	-23.0%
Income taxes expense	10,865	19,060	-43.0%
Depreciation and amortization	79,269	65,971	20.2%
Interest received [1]	12,415	10,299	20.5%
Income share associate	(4,172)	(3,845)	8.5%
Share-based compensation	8,630	6,495	32.9%
Non-recurring expenses:	8,181	17,907	-54.3%
- Integration of new companies [2]	5,870	5,900	-0.5%
- M&A advisory and due diligence [3]	248	11,039	-97.8%
- Expansion projects [4]	605	151	300.7%
- Restructuring expenses [5]	1,458	1,395	4.5%
- Mandatory Discounts in Tuition Fees [6]	0	(578)	n.a.
Adjusted EBITDA	397,853	330,211	20.5%
Adjusted EBITDA Margin	49.5%	46.5%	300 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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Adjusted Net Income

Net Income for the first quarter of 2024 was R$208.3 million, an increase of 76.9% over the same period of the prior year. Adjusted Net Income for the first quarter of 2024 was R$251.0 million, an increase of 50.8% over the same period from the previous year, mainly due to: (a) enhancement of operational results (details above); (b) reduction in finance expenses due to a decrease in Net Debt (excluding IFRS 16) in R$ 237.2 million and lower interest rates; and (c) lower effective tax rates than last year.

Adjusted EPS reached R$2.26 per share for the first quarter of 2024, an increase of 54.4% YoY, reflecting the increase in Net Income and capital allocation discipline.

Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended March 31,
	2024	2023	% Chg
Net income	208,299	117,772	76.9%
Amortization of customer relationships and trademark [1]	25,856	24,203	6.8%
Share-based compensation	8,630	6,495	32.9%
Non-recurring expenses:	8,181	17,907	-54.3%
- Integration of new companies [2]	5,870	5,900	-0.5%
- M&A advisory and due diligence [3]	248	11,039	-97.8%
- Expansion projects [4]	605	151	300.7%
- Restructuring expenses [5]	1,458	1,395	4.5%
- Mandatory Discounts in Tuition Fees [6]	-	- 578	n.a.
Adjusted Net Income	250,966	166,377	50.8%
Basic earnings per share - in R$ [7]	2.26	1.24	83.0%
Adjusted earnings per share - in R$ [8]	2.74	1.77	54.4%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(8) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On March 31, 2024, Cash and Cash Equivalents were R$611.1 million, an increase of 10.5% over December 31, 2023. The Net Debt, excluding the effect of IFRS 16, totaled R$1,577.4 million compared to December 31, 2023, Afya reduced its Net Debt by R$237.2 million due to solid Operating Cashflow generation.

For the three-month period ended March 31, 2024, Afya reported Cash Flow from Operating Activities of R$429.1 million, up from R$349.4 million in the same period of the previous year, an increase of 22.8% YoY, boosted by the solid operational results. Operating Cash Conversion Ratio achieved 110.1%, slightly down from 111.9% in the three-month period that ended on March 31, 2023.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the three months period ended March 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2024	2023	% Chg
(a) Net cash flows from operating activities	417,860	331,554	26.0%
(b) Income taxes paid	11,194	17,819	-37.2%
(c) = (a) + (b) Cash flow from operating activities	429,054	349,373	22.8%

(d) Adjusted EBITDA	397,853	330,211	20.5%
(e) Non-recurring expenses:	8,181	17,907	-54.3%
- Integration of new companies [1]	5,870	5,900	-0.5%
- M&A advisory and due diligence [2]	248	11,039	-97.8%
- Expansion projects [3]	605	151	300.7%
- Restructuring Expenses [4]	1,458	1,395	4.5%
- Mandatory Discounts in Tuition Fees [5]	0	-578	-100.0%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	389,672	312,304	24.8%
(g) = (c) / (f) Operating cash conversion ratio	110.1%	111.9%	-180 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

The following table shows more information regarding the cost of debt for 1Q24, considering loans and financing, capital market and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt, Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance for 2024 would be 1.2x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the three months period ended March 31,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2024	2023	2024	2023	2024	2023	2024	2023
Loans and financing: Softbank	826	825	2.1	3.1	6.5%	6.5%	57%	48%
Loans and financing: Debentures	510	519	3.3	4.4	12.7%	15.7%	117%	114%
Loans and financing: Others	446	580	1.3	1.9	12.7%	15.7%	116%	114%
Accounts payable to selling shareholders	405	828	0.9	1.2	10.8%	13.3%	100%	97%
Total¹| Average	2,189	2,751	2.1	2.6	9.8%	12.1%	91%	89%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1Q24: ~10,65% p.y. and for 1Q23: ~13.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	1Q24	FY2023	% Chg	1Q23	% Chg
(+) Cash and Cash Equivalents	611,077	553,030	10.5%	722,691	-15.4%
Cash and Bank Deposits	5,573	11,746	-52.6%	28,375	-80.4%
Cash Equivalents	605,504	541,284	11.9%	694,316	-12.8%
(-) Loans and Financing	1,783,094	1,800,775	-1.0%	1,923,737	-7.3%
Current	161,675	179,252	-9.8%	193,214	-16.3%
Non-Current	1,621,419	1,621,523	0.0%	1,730,523	-6.3%
(-) Accounts Payable to Selling Shareholders	405,410	566,867	-28.5%	769,274	-47.3%
Current	244,865	353,998	-30.8%	417,398	-41.3%
Non-Current	160,545	212,869	-24.6%	351,876	-54.4%
(-) Other Short and Long Term Obligations	-	-	n.a.	58,702	-100.0%
(=) Net Debt (Cash) excluding IFRS 16	1,577,427	1,814,612	-13.1%	2,029,022	-22.3%
(-) Lease Liabilities	902,542	874,569	3.2%	864,983	4.3%
Current	40,030	36,898	8.5%	38,026	5.3%
Non-Current	862,512	837,671	3.0%	826,957	4.3%
Net Debt (Cash) with IFRS 16	2,479,969	2,689,181	-7.8%	2,894,005	-14.3%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions segment, among others.

For the three-months period ending March 31, 2024, CAPEX was R$92.9 million, representing 11.6% of Afya’s Net Revenue. However, there is a one-off effect of R$ 49.6 million regarding the Earnout of FIP Guanambi, due to the expansion of 40 seats as disclosed to the market in January 2024. By disregarding this impact, the CAPEX/Net Revenue ratio would be 5.4%.

Table 12: CAPEX
(in thousands of R$)	For the three months period ended March 31,
	2024	2023	% Chg
CAPEX	92,901	46,429	100.1%
Property and equipment	22,955	27,299	-15.9%
Intanglibe assets	69,946	19,130	265.6%
- Licenses	49,600	0	n.a.
- Others	20,346	19,130	6.4%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

The 2022 Sustainability Report can be found at: https://ir.afya.com.br/corporate-governance/sustainability/

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Table 13: ESG Metrics			1Q24	1Q23	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,914	9,567	9,680
2	405-1	Percentage of female employees	58%	57%	58%
3	405-1	Percentage of female employees in the board of directors	36%	40%	36%
4	102-24	Percentage of independent member in the board of directors	36%	30%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,794,215	732,767	4,510,637
6	302-1	Total energy consumed (MWh)	5,831,206	5,468,733	24,036,608
7	302-1	% of renewable energy consumed from own generation	26.8%	13.0%	16.0%
8	302-1	% of energy consumed from the power grid	30.8%	79.0%	60.3%
9	302-1	% of energy consumed from the free market	42.3%	8.0%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	147,757	116,979	586,611
11		Number of physicians graduated in Afya's campuses	20,220	18,126	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	10,815	9,619	10,584
13		% students with scholarships over total undergraduate students	14.2%	14.2%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	518	718	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 does not include any student from Unima and FCM Jaboatão Acquisition

5.   Conference Call and Webcast Information

When: May 09, 2024 at 5:00 p.m. EST.

When:	May 09, 2024 at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/96479347633

OR

Dial-in:

Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237

United States: +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or

+1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000

Webinar ID: 964 7934 7633

Other Numbers: https://afya.zoom.us/u/aON6T6YtJ

6.   About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

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7.   Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.   Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this prospectus are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.   Investor Relations Contact

E-mail: ir@afya.com.br

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10.  Financial Tables

Consolidated statements of financial position
(In thousands of Brazilian reais)

	March 31, 2024	December 31, 2023
	(unaudited)
Assets
Current assets
Cash and cash equivalents	611,077	553,030
Trade receivables	536,175	546,438
Inventories	653	1,382
Recoverable taxes	50,665	43,751
Other assets	61,715	58,905
Total current assets	1,260,285	1,203,506

Non-current assets
Trade receivables	40,918	39,485
Other assets	113,807	117,346
Investment in associate	52,106	51,834
Property and equipment	610,628	608,685
Right-of-use assets	788,657	767,609
Intangible assets	4,824,422	4,796,016
Total non-current assets	6,430,538	6,380,975

Total assets	7,690,823	7,584,481

Liabilities
Current liabilities
Trade payables	122,694	108,222
Loans and financing	161,675	179,252
Lease liabilities	40,030	36,898
Accounts payable to selling shareholders	244,865	353,998
Advances from customers	156,580	153,485
Labor and social obligations	215,822	192,294
Taxes payable	28,746	27,765
Income taxes payable	9,248	3,880
Other liabilities	2,258	2,773
Total current liabilities	981,918	1,058,567

Non-current liabilities
Loans and financing	1,621,419	1,621,523
Lease liabilities	862,512	837,671
Accounts payable to selling shareholders	160,545	212,869
Taxes payable	86,959	88,198
Provision for legal proceedings	102,510	104,361
Other liabilities	17,905	18,280
Total non-current liabilities	2,851,850	2,882,902
Total liabilities	3,833,768	3,941,469

Equity
Share capital	17	17
Additional paid-in capital	2,364,361	2,365,200
Treasury shares	(297,485)	(299,150)
Share-based compensation reserve	163,703	155,073
Retained earnings	1,583,758	1,380,365
Equity attributable to equity holders of the parent	3,814,354	3,601,505
Non-controlling interests	42,701	41,507
Total equity	3,857,055	3,643,012

Total liabilities and equity	7,690,823	7,584,481

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Consolidated statements of income and comprehensive income
(In thousands of Brazilian reais, except for earnings per share information)

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)

Revenue	804,239	709,961
Cost of services	(269,504)	(247,607)
Gross profit	534,735	462,354

Selling, general and administrative expenses	(241,164)	(233,220)
Other income (expenses), net	(4,213)	405

Operating income	289,358	229,539

Finance income	25,530	27,688
Finance expenses	(99,896)	(124,240)
Net finance result	(74,366)	(96,552)

Share of income of associate	4,172	3,845

Income before income taxes	219,164	136,832

Income taxes expenses	(10,865)	(19,060)

Net income	208,299	117,772

Other comprehensive income	-	-
Total comprehensive income	208,299	117,772

Income attributable to:
Equity holders of the parent	203,393	112,124
Non-controlling interests	4,906	5,648
	208,299	117,772
Basic earnings per share
Per common share	2.26	1.25
Diluted earnings per share Per common share	2.22	1.24

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Consolidated statements of cash flows
(In thousands of Brazilian reais)

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	219,164	136,832
Adjustments to reconcile income before income taxes
Depreciation and amortization	79,269	65,971
Write-off of property and equipment	19	88
Write-off of intangible assets	-	246
Allowance for expected credit losses	15,264	17,694
Share-based compensation	8,630	6,495
Net foreign exchange differences	(190)	161
Accrued interest	51,745	77,530
Accrued interest on lease liabilities	26,744	25,524
Share of income of associate	(4,172)	(3,845)
Provision (reversal) for legal proceedings	(1,851)	3,154

Changes in assets and liabilities
Trade receivables	(6,434)	(10,232)
Inventories	729	2,404
Recoverable taxes	(6,914)	(8,460)
Other assets	729	6,005
Trade payables	14,472	(11,507)
Taxes payable	5,439	8,480
Advances from customers	3,095	147
Labor and social obligations	23,528	28,158
Other liabilities	(212)	4,528
	429,054	349,373
Income taxes paid	(11,194)	(17,819)
Net cash flows from operating activities	417,860	331,554

Investing activities
Acquisition of property and equipment	(22,955)	(27,299)
Acquisition of intangibles assets	(69,946)	(19,130)
Dividends received	3,900	3,600
Acquisition of subsidiaries, net of cash acquired	(147,262)	(600,270)
Payments of interest from acquisition of subsidiaries and intangibles	(24,735)	(7,876)
Net cash flows used in investing activities	(260,998)	(650,975)

Financing activities
Payments of principal of loans and financing	(10,762)	(459)
Payments of interest of loans and financing	(48,806)	(15,286)
Proceeds from loans and financing	-	3,663
Payments of principal of lease liabilities	(9,648)	(7,976)
Payments of interest of lease liabilities	(26,903)	(24,621)
Proceeds from exercise of stock options	826	-
Dividends paid to non-controlling shareholders	(3,712)	(6,130)
Net cash flows generated (used) in financing activities	(99,005)	(50,809)
Net foreign exchange differences	190	(161)
Net increase (decrease) in cash and cash equivalents	58,047	(370,391)
Cash and cash equivalents at the beginning of the period	553,030	1,093,082
Cash and cash equivalents at the end of the period	611,077	722,691

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